

Mailstop 4631

March 8, 2017

Trevor S. Lang
Executive Vice President and Chief Financial Officer
FDO Holdings, Inc.
2233 Lake Park Drive
Smyrna, Georgia 30080

> **Re:** **FDO Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2017**
> **File No. 333-216000**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in all blanks for information not omitted in reliance on 430(a) of the Securities Act, including the information omitted under Item 402 of Regulation S-K. In addition, please provide outstanding exhibits to facilitate the staff's review.

2. Please consistently order numerical data presented in tabular and narrative format throughout your document. Please refer to SAB Topic 11:E for guidance.

Prospectus Summary, page 1

3. Please revise the second paragraph to disclose the stock split and the terms of the conversion of the Class B shares.

4.   Please revise your disclosure of Adjusted EBITDA growth and Adjusted EBITDA to include a presentation of the most directly comparable US GAAP financial measures with equal or greater prominence throughout your Form S-1. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for guidance.

Our Company, page 2

5.   Please update to reflect the growth statistics as of the latest fiscal year end, rather than September 2016.

Concurrent Transactions – Common Stock Changes, page 8

6.   Please revise your disclosures for the changes to your common stock to clarify when the changes will be made (i.e., prior to effectiveness of the Form S-1 or prior to the closing of the IPO and after the effectiveness of the Form S-1). Please address this comment throughout the Form S-1.

Summary Consolidated Financial and Other Data, page 13

7.   Please provide pro forma financial information that complies with the guidance in Article 11-02 of Regulation S-X. In this regard, we note that (i) you refinanced your existing indebtedness that involved additional borrowings on September 30, 2016, entered into new debt agreements during fiscal year 2016 related to the reorganization and merger transactions, (ii) you repaid a portion of your outstanding debt from a portion of additional borrowings on September 30, 2016, (iii) you intend to make changes to your capital structure, and (iv) you intend to use the proceeds from the IPO transaction to repay a portion of your outstanding debt. The pro forma financial information that you have provided goes beyond a simple paragraph discussion. Your pro forma financial information should include footnotes that clearly explain and show how you arrive at each pro forma adjustment.

8.   We note that you exclude pre-opening expenses as part of your calculation of Adjusted EBITDA. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. In this regard, we note pre-opening expenses for all periods presented, along with your discussion throughout the Form S-1 that your growth strategy is to expand the number of your stores from 71 to 400 within the next 15 years. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Risk Factors, page 20
Any disruption in our distribution capabilities…, page 22

9.   Please quantify the cost incurred to move your west coast distribution center.

If we violate or are alleged to have violated environmental…, page 29

10. Please disclose the amount of significant expenses incurred to respond to allegations of violations of these laws.

Our success depends substantially upon the continued retention of certain key personnel, page 33

11. Please identify who in the company is considered "key personnel" and whether you have employment agreements with those individuals.

Use of Proceeds, page 50

12. Please revise this section to disclose the amount of proceeds you intend to use to pay the amounts outstanding under the Term Loan Facility.

13. In addition, we note the disclosure of your intent to increase the number of your retail locations by more than 500% in coming years; please disclose what amount of proceeds, if any, you intend to designate to support this expansion. If you do not have current plans to use proceeds for this expansion, please revise your disclosure throughout the prospectus to clarify how you intend to achieve your expansion goals.

Dividend Policy, page 51

14. Please disclose the amount of dividends to your common stockholders and option holders you have made during each period presented. Please refer to Item 201(c) of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations, page 67

15. We note that you attribute the increases in comparable store sales to increases in comparable customer transactions and comparable average ticket growth. Please disclose the number of comparable customer transactions and the comparable average ticket amount for each period presented. Please refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

16. Please expand your analysis of pre-opening expenses to disclose the number of new stores opened for each period and the number of stores in process of being opened as of the end of each period.

17. Please expand your disclosures for taxes for fiscal years 2015 and 2014 to provide a discussion and analysis of the favorable discrete items for fiscal year 2015.

Liquidity and Capital Resources, page 78

18.   Please disclose the amount available under the Wells Facility Revolving Line of Credit without violating any covenants. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

19.   Please update your disclosures of planned total capital expenditures for fiscal year 2017. Please also clarify whether you will own or lease the new Georgia distribution center, along with the anticipated costs to move the two current distribution centers in Georgia and Florida.

20.   We note that you attribute the increase in operating cash flows for the thirty-nine weeks ended September 29, 2016 to net income and improved working capital management. Please provide a discussion and analysis of working capital management. As part of your expanded disclosures, please include a discussion and analysis of the realizability of inventories considering inventories are your most significant current asset. Please refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 83
Inventory Valuation and Shrinkage, page 84

21.   Please provide a discussion of the assumptions used for the average cost method.

22.   Please disclose the carrying value of Chinese-manufactured laminate flooring matter inventory as of the most recent balance sheet date. Please also disclose the costs incurred related to lower of cost or market adjustments and/or obsolescence specifically for the Chinese-manufactured laminate flooring inventory matter for each period presented.

23.   Please quantify the costs incurred for (a) inventory markdowns and obsolescence and (b) inventory shrinkage and damage for each period presented.

Stock-Based Compensation, page 87

24.   Please expand your disclosure to provide a discussion and analysis of the methodology used to estimate the fair value of the underlying common stock, a significant assumption included in the Black-Scholes option pricing model. Please also disclose the estimated fair value of your common stock for equity grants made during the most recent fiscal year and subsequent interim periods. For all equity awards granted during fiscal year 2016 and the subsequent interim period, please provide us with a list of the number of shares of common stock underlying the equity award by grant date and the corresponding estimated fair value of common stock. Please note that once you have disclosed the

estimated IPO price range we may have comments regarding the estimated fair value of your common stock during this time period and will need sufficient time to evaluate.

Index to Consolidated Financial Statements, page F-1

25. Please provide updated audited financial statements for fiscal year 2016 in accordance with Article 3-12 of Regulation S-X.

26. We note that you intend to effect a stock split of all classes of your common stock. To the extent that you intend to do this prior to effectiveness of the Form S-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 – 55-14 for the presentation of earnings/(loss) per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only a "to-be-issued" report can be presented due to a pending future event, your auditors should include a signed and dated preface to their "to-be-issued" report stating the reason for the "to-be-issued" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors' reports would need to be included in the filing prior to effectiveness. Refer to Article 2-02 of Regulation S-X for guidance.

Consolidated Statements of Income, page F-4

27. We note that you paid a cash dividend of $225 million on September 30, 2016. Considering the proximity of the dividend to your planned offering, please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in excess of the current year's earnings. Please include your calculation as a footnote. Please refer to SAB Topic 1:B.3. for guidance.

1. Summary of Significant Accounting Policies, page F-8
Receivables, page F-8

28. Please disclose the amount of inventory identified to return to a vendor and included as a receivable for each period presented.

Long-Lived Assets, page F-11

29. Please revise your disclosures to clarify that fair value is usually determined by the estimated discounted cash flow analysis of the asset rather than undiscounted cash flow analysis, if correct.

Stock-Based Compensation, page F-29

30.   We note your disclosure on page 7 that the dividend payments to option holders on September 30, 2016, were made in accordance with the terms of the 2011 Plan. However, your accounting policy does not include consideration of dividends in estimating the fair value of your stock-based compensation. Further, a dividend assumption is not included on page F-29. Please clarify whether the holder is required to repay dividend payments in the event the option does not vest. If the option holder is not required to repay the dividend payment, please expand your disclosures to clarify your accounting for the dividend payment in the event the option remains unvested and your estimate of the associated compensation cost. Please refer to ASC 718-10-55-45 for guidance.

9. Earnings Per Share, page F-31

31.   Please tell us your consideration of the guidance in ASC 260-10-65-1 for your stock-based compensation when presenting earnings per share.

10. Subsequent Events, page F-31

32.   Please disclose the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1 for guidance.

6. Commitments and Contingencies, page F-45
Litigation, page F-46

33.   We note that the putative nationwide class action for the Chinese-manufactured laminate flooring products has been settled. However, we note that the settlement excluded seven members of the settlement class and personal injury claims. Please include a comprehensive discussion of the loss contingencies associated with the seven excluded members, the potential for personal injury cases, and the potential for additional lawsuits in accordance with ASC 450-20-50. Please also provide us with a discussion of your consideration as to whether any of these loss contingencies rise to the level of a probable loss and the need to recognize an accrual.

34.   Please include a discussion of any government action that is probable and/or reasonably possible of materially impacting your consolidated financial statements related to the Chinese-manufactured laminate flooring products matter in accordance with ASC 450-20-50.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction